Free writing prospectus
Filed pursuant to Rule 433
Registration Statement No. 333-194459
dated March 10, 2014

Post Holdings Announces Proposed Concurrent Offerings of Senior Notes and Common Stock

St. Louis, Missouri - March 10, 2014 - Post Holdings, Inc. (NYSE:POST) (the “Company”) today announced it intends to commence a private offering to eligible purchasers, subject to market and other conditions, of $250 million in aggregate principal amount of 6.75% senior notes due 2021 (the “Notes”). Post also announced it intends to commence an underwritten public offering, subject to market and other conditions, of 4,000,000 shares of its common stock. The Company expects to grant the underwriters for the common stock offering a 30-day option to purchase up to an additional 600,000 shares of common stock.
The Notes are being offered as additional notes under an existing indenture pursuant to which the Company previously issued $525 million in aggregate principal amount of 6.75% senior notes due 2021 (the “Existing Notes”). The Notes to be issued in this offering will vote together with and will constitute part of the same series as the Existing Notes. The Notes will be unsecured unsubordinated obligations of the Company and will be guaranteed by the Company’s domestic subsidiaries.
The common stock offering and the Notes offering are being conducted as separate offerings. Neither offering is contingent upon the other. The Company intends to use the net proceeds from the proposed offerings for general corporate purposes, which could include, among other things, financing the pending PowerBar and Musashi acquisition and financing additional acquisition opportunities, working capital and capital expenditures.
Barclays Capital Inc., Goldman, Sachs & Co., Credit Suisse Securities (USA) LLC and Wells Fargo Securities, LLC are serving as book-running managers for the common stock offering. BMO Capital Markets Corp., Nomura Securities International, Inc., Stifel, Nicolaus & Company, Incorporated and SunTrust Robinson Humphrey, Inc. are serving as co-managers for the common stock offering. Barclays Capital Inc. and Goldman, Sachs & Co. will serve as representatives of the underwriters for the common stock offering.

The Notes and the related subsidiary guarantees are being offered in the United States to qualified institutional buyers in an offering exempt from registration pursuant to Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”), and to persons outside the United States in compliance with Regulation S under the Securities Act. The Notes and the related subsidiary guarantees have not been registered under the Securities Act, or any state securities laws, and unless so registered, may not be offered or sold in the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act and applicable state securities laws.
The common stock is being offered by the Company pursuant to a Form S-3 shelf registration statement (including a base prospectus) previously filed with the Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus in the registration statement and related prospectus supplement that Post has filed with the SEC for more complete information about Post and this offering. The preliminary prospectus supplement is available for free by visiting EDGAR on the SEC's website located at www.sec.gov. Copies of the preliminary prospectus supplement and accompanying prospectus may also be obtained from the offices of Barclays Capital Inc., Attn: Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717, by telephone: 888-603-5847 or by email: barclaysprospectus@broadridge.com; Goldman, Sachs & Co., by mail, Attn: Prospectus Department, 200 West Street, New York, NY 10282, by facsimile: 212-902-9316, by email: prospectus-ny@ny.email.gs.com; or by telephone: 866-471-2526; Credit Suisse Securities (USA) LLC, Attention: Credit Suisse Prospectus Department, One Madison Avenue, New York, NY 10010, by telephone: 800-221-1037, or by email at

newyork.prospectus@credit-suisse.com; or Wells Fargo Securities, Attention: Equity Syndicate Department, 375 Park Avenue, New York, New York, 10152, by telephone: 800-326-5897, or by email: cmclientsupport@wellsfargo.com.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any security and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.
Cautionary Statement on Forward-Looking Language
Forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, are made throughout this release. These forward-looking statements are sometimes identified by the use of terms and phrases such as “believe,” “should,” “would,” “expect,” “project,” “estimate,” “anticipate,” “intend,” “plan,” “will,” “can,” “may,” or similar expressions elsewhere in this release. All forward-looking statements are subject to a number of important factors, risks, uncertainties and assumptions that could cause actual results to differ materially from those described in any forward-looking statements. These factors and risks include, but are not limited to, unanticipated developments that prevent, delay or negatively impact the offering and other financial, operational and legal risks and uncertainties detailed from time to time in the Company’s cautionary statements contained in its filings with the Securities and Exchange Commission. These forward-looking statements represent the Company’s judgment as of the date of this press release. The Company disclaims, however, any intent or obligation to update these forward-looking statements. There can be no assurance that the proposed transactions will be completed as anticipated or at all.
Contact:
Investor Relations
Brad Harper
brad.harper@postfoods.com
(314) 644-7626